Filed by Barings BDC, Inc.
(Commission File No. 814-00733)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Sierra Income Corporation.
(Commission File No. 814-00924)

The following is a transcript of a conference call held by Barings BDC, Inc. on September 22, 2021 at 9:00 a.m., ET, to discuss the entry into a definitive merger agreement by and among Barings BDC, Inc., Mercury Acquisition Sub, Inc., Sierra Income Corporation and Barings LLC.

Barings BDC, Inc.
September 22, 2021

Presenters
Eric Lloyd, Chief Executive Officer
Jonathan Bock, Chief Financial Officer
Ian Fowler, President
Bryan High, Vice President

Q&A Participants
Finian O’Shea - Wells Fargo
Ryan Lynch - KBW
Robert Dodd - Raymond James
Kyle Joseph - Jeffries

Operator
Greetings. At this time, I would like to welcome everyone to the Barings BDC, Inc. conference call to announce Barings BDC’s planned acquisition of Sierra Income Corporation. All participants are in a listen-only mode.

A question-and-answer session will follow the company’s formal remarks. If you would like to ask a question at that time, please press “*”, “1” on your telephone keypad.

Today’s call is being recorded.

Please note that this call may contain forward-looking statements that include statements regarding the proposed acquisition of Sierra Income Corporation, including statements regarding the completion and timing of the transaction, and Barings BDC’s and the combined company’s goals, beliefs, strategies, future operating results and cash flows.

Although Barings BDC believes these statements are reasonable, actual results and events could differ, materially, from those projected in forward-looking statements.

These statements are based on various underlying assumptions and are subject to numerous uncertainties and risks, including those disclosed under sections titled "Risk Factors" and "Forward Looking Statements" in Barings BDC’s annual reports and quarterly reports, as filed
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with the Securities and Exchange Commission, and as will be disclosed in the company’s joint proxy statement relating to the transaction.

Barings BDC’s and the combined company’s actual results could differ, materially, from those expressed in any forward-looking statements for any reason, including those listed in their respective SEC filings. Barings BDC assumes no obligation to update or revise any such forward-looking statements, unless required by law.

Please also note that past performance is not a guarantee of future results.

At this time, I will turn the call over to Eric Lloyd, Chief Executive Officer of Barings BDC. Thank you, sir. Please go ahead.

Eric Lloyd
Thank you, Donna, and good morning, everyone. We appreciate everyone joining us for today’s call. We are really excited to announce that we have entered into an agreement to purchase Sierra Income Corporation.

This combination will create a scaled top-10 BDC with an enhanced earnings profile and economies of scale. We believe the transaction provides significant immediate and long-term value for all shareholders.

Please note that, throughout this call, we’ll be referring to the strategic acquisition deck that is posted on the investor relations section of our website.

On the call, today, I’m joined by Barings BDC’s President & Barings CoHead of Global Private Finance, Ian Fowler; Barings BDC’s Vice President and Head of U.S. Special Situations, Bryan High; and the BDC’s Chief Financial Officer, Jonathan Bock.

We plan to review the details and benefits of the proposed transaction shortly, but before we do, we recognize that some of you on the call may not be familiar with Barings BDC or its investment adviser, Barings LLC.

Turn with me to Slide 7 of the presentation, where we show a high-level overview of Barings, which has over 1,700 professionals across 16 countries, worldwide.

Importantly, Barings is a wholly owned subsidiary of MassMutual, and this relationship provides a level of support and long-term stability that is unique in the BDC marketplace.

Also, Barings is a deep and experienced credit manager, with over $382 billion of investments under management, worldwide, as of June 30, 2021.

Turning to Slide 8, you can see the scale across both private and public markets and across geographies.

I’ll quickly summarize by saying we are a large, experienced, global platform with the flexibility to provide financing up and down the capital stack in direct lending and in special situations.
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Slide 9 outlines the depth of this platform and another very important asset-our people. Investing and lending across the credit markets, Barings has over 150 investment professionals with unique origination, underwriting, and workout expertise, designed to drive and maintain strong return outcomes.

Slide 10 shows how Barings BDC fits within this dynamic platform. As you can see, Barings BDC benefits from the scale and depth of investment across both, market leading public and private investment platforms. We believe this wide investment frame of reference is both unique, and distinct.

Furthermore, there is an additional advantage I would like to highlight, and that gets to the matters of shareholder alignment. As we go through the details of the Sierra transaction and its underlying shareholder benefits, we hope you will take away Barings’ commitment to shareholders through unique financial and credit support to facilitate this transaction, our improved fee structure and, mostly importantly, we are the largest investor in Barings BDC, with stock with over $150 million invested in the stock.

This transaction further positions Barings BDC as a diverse, dynamic, and distinct company in both private credit and BDCs. I look forward to the months and years ahead.

Now, let’s turn to Barings BDC’s strategic merger with Sierra Income Corporation, which begins on Slide 12 of the presentation. And for that, I’ll turn it over to Jonathan Bock.

Jonathan Bock
Thank you, Eric. And as Eric said, on Slide 12, if you could turn there for the presentation.

And as you saw in yesterday’s press release, Barings BDC has entered into a definitive merger agreement with Sierra Income Corporation.

And we believe this combination provides many strategic and financial benefits to the combined company that remain consistent with our commitment to shareholder alignment. I will walk through six of these anticipated benefits but first, let me outline the transaction, itself.

In this transaction, Sierra shareholders will receive book value consideration of $623.7 million, or $6.10 per share, consisting of two components: (1) cash of $100 million, or approximately $0.98 per share, paid directly to the Sierra shareholders by Barings LLC and (2) $523.7 million of Barings BDC common stock valued at its NAV per share as of June 30th, at a fixed exchange ratio of 0.44973 Barings BDC shares for every Sierra share.

As a manager, Barings LLC is stepping up in two significant ways to support this transaction for the benefit of all shareholders.

First, Barings LLC is providing $100 million of distinct credit support in the form of a credit support agreement, or CSA, to limit the potential net cumulative realized and unrealized losses on the acquired Sierra portfolio, over the next 10 years.

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The CSA will be fair valued quarterly by an independent third party and recorded on Barings BDC’s balance sheet, during the life of the CSA. The CSA is designed to provide an offset to potential unrealized and realized losses on legacy Sierra assets.

Now, just be clear as to what that actually means. Effectively, the first $100 million of potential cumulative realized and unrealized losses on the Sierra portfolio during the 10 years following closing, if any, will be covered by Barings LLC.

So, the downside exposure to the combined company shareholders is reduced, and any upside from portfolio appreciation, however, that will go, entirely, to the combined company shareholders.

Now second, and although not a closing condition to this transaction, Barings BDC intends to amend its current investment advisory agreement with Barings LLC to increase the incentive fee hurdle rate from 8% to 8.25% for purposes of calculating the NII incentive fee.

Now finally, in connection with the merger, Barings BDC also committed up to $30 million in secondary market post-closing support for the shares of the combined company stock when shares trade at certain levels below net asset value.

Now, these accretive share repurchases will occur, over a 12-month period, post pursuant to a large share repurchase plan and subject to covenant and regulatory constraints.

Now, we anticipate closing this transaction, by the end of the first quarter of 2022, subject to shareholder approvals, regulatory approvals, and other customary closing conditions.

Turning to Slide 13, here, you can see a graphical depiction of our offer. And based on Sierra’s reported net asset value as of 6/30 of $5.43, Barings BDC is acquiring Sierra at 94% of its net asset value.

Now, when you take into account the $100 million Credit Support Agreement from Barings LLC, designed to provide downside protection to investors against cumulative realized or unrealized losses, Barings BDC shareholders have downside NAV protection on Sierra assets to, roughly, 74% of their original cost.

Slide 15 outlines the specific transaction benefits on matters of investment scale. The transaction increases Barings BDC’s scale and liquidity, enhances portfolio diversification, and improves access to capital markets for growth and financing.

But also, on the ROIC side, this transaction results in both NII and NAV accretion, due to the higher incentive fee hurdle rate, further cost synergies, and access to potentially lower cost sources of financing.

And what’s important in considering the underlying merits of any BDC transaction is, truly, the sense of balance between both scale improvement offered-liquidity, diversification, resilience through enhanced investment grade funding-and also, the underlying improvement in BBDC
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shareholder risk-adjusted return-accretion, dividend growth, cost synergies, enhanced alignment.

Starting with the first point of accretion, turn to Slide 16. And we anticipate this transaction to be both, NII and NAV accretive, at closing. We expect NII accretion to the $0.24 per share level, which is influenced, primarily, by the increase in the part I incentive fee hurdle rate and, two, additional cost synergies tied to both financing and G&A line items.

As you’ve seen in the past, as our earnings power increases, so, too, does our dividend payout at Net Asset Value, which we now target to be 8.25%. And additionally, we estimate, roughly, 4% accretion to NAV accretion at close, driven by the estimated fair value of our credit support agreement, as well as underlying Sierra portfolio trends.

Slides 17 and 18 outline the benefits of both, improved BBDC share liquidity and enhanced portfolio diversification. As you can see on slide 17, Barings BDC will become a top 10 BDC with a pro forma market cap of, approximately, $1.2 billion and the addition of an increased share count has the potential to increase liquidity in the underlying shares.

Now, speaking on the diversification point on slide 18, you can see that our combined investment portfolio will be approximately $2.2 billion in size, invested across 245 portfolio companies.

And as investors might recall, Barings BDC’s portfolio is heavily invested in senior secured debt, and Pro-forma for the Transaction, Barings BDC will have over 71% of its portfolio in 1st lien senior secured assets, and, over time, we’d like the combined portfolio to more closely resemble our current mix and maintain a focus on first lien senior secured loans.

Now, turning to slide 19, I want to highlight the enhanced resilience offered to Barings BDC’s funding profile, associated with this transaction, particularly, how it allows for more efficient access and pricing of an index eligible investment grade bond issuance.

As many of you know, Barings BDC is currently rated Baa3 by Moody’s and has enjoyed the benefits of unsecured issuance in the private placement market. And as this transaction increases Barings BDC’s underlying equity base to, roughly, $1.3 billion, it places Barings BDC amongst a unique set of scaled BDCs with the wherewithal to do a $300 million, or larger, index eligible bond issuance.

And with current BDC IG bond spreads ranging from 185 to 145 basis points, efficient access to this market likely drives improved stability and resilience to the Barings BDC’s earnings profile.

Now, Slide 20 hits the important point of cost synergy, as Barings BDC has the ability to spread fixed operating expenses, across a wider asset base. And in total, we anticipate approximately $8.1 million of near-term, potential expense savings for the combined entity, following our combination.

And finally, turn to Slide 21. This is where we’ll finish with the benefit of enhanced alignment. As Eric mentioned previously, achieving proper alignment between shareholders and the
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external manager is a core philosophy at Baring, and investors see this philosophy put into practice in the Sierra transaction.

First, Barings will seek to amend its fee structure to increase its hurdle rate from 8% to 8.25%, the highest in the BDC space, which allows Barings BDC investors to earn a higher, stable dividend yield of 8.25%, prior to the manager collecting any incentive fees.

Second, this higher hurdle rate lowers Barings BDC’s required return on asset, or required spread, to meet our 8.25% ROE expectation, relative to others in the BDC industry, and that allows us to focus on higher quality assets, while still generating attractive investor return.

And third, the $100 million Credit Support Agreement from Barings LLC, means that the manager limits investor downside from net cumulative realized and unrealized marks on the acquired portfolio, while also allowing shareholders to retain the upside, associated with those same assets.

All in all, this transaction provides us enhanced scale and alignment to ensure Barings originates the right loan, at the proper spread, in this environment to drive return.

And to speak about those return opportunities, I’ll now turn it over to my colleagues, Ian Fowler and Bryan High. Ian

Ian Fowler
Thank you, Jon. I’ll speak to the current market environment, starting with a familiar slide to many.

Jump to Slide 23. Since entering the BDC space in 2018, BBDC remains unique in its focus to drive investment choice and diversification, across private and public investment asset classes in the portfolio.

The scale of this platform allows for unique investment opportunities, ranging from boring is beautiful direct lending, to select special situations and joint ventures, to strategic BDC combinations that drive investment value, just as we did in 2020 with the MVC Capital acquisition.

Here, we outline our net growth in middle market and cross platform investments, since Barings LLC took over as advisor to the BDC. In total, we’ve deployed $1.87 billion in 147 portfolio companies in the middle market, since we began managing the BDC in August 2018, and over $350 million has been deployed into cross platform investments.

Turn to Slide 24. Here we outline the data we show you, each quarter, on middle market spreads across the capital structure.

As we stated on our August 5th conference call, we saw continued tightening, and single-B liquid spreads remain inside middle-market levels, putting further pressure on the middle market spreads.

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Of course, this spread tightening also reflects the improved economic outlook for both, public and private markets, overall, and as a result, we continue to see a significant build of investment activity, among our core private equity sponsor clients in deals being brought to the market.

The market, today, provides similar overtures to years past where a combination of low rates, economic growth, and tax related selling drove meaningful investment volume. Still, even in environments of increased investment volume, I always outline to our originators that one must never let confidence drive complacency.

And in my years of experience, one of the best mitigants to avoid complacency is rigorous underwriting discipline in our core areas of expertise, as well as a wide frame of reference to ensure sufficient choice, across asset classes.

This translates into the results shown on Slide 25. Here, we outline the premium spread on our new investments over the trailing twelve months, relative to liquid credit benchmarks, as we sought attractive illiquidity and complexity, premium spread and end return.

Barings BDC deployed, approximately, $1.3 billion at an all-in spread of 782 basis points, which represents a 339-basis point spread premium to comparable liquid market indices at the same risk profile.

Diving deeper into our core middle market segment across Europe and North America, we averaged a 279-basis point spread, relative to liquid market indices, as we continue to keep our focus on true middle of the middle market, targeting issuers with an average of $30 million EBITDA.

This core area of focus highlights our strategy of ‘boring is beautiful’ lending as it allows for a level of enhanced spread, relative to the upper end of the middle market, but also retaining discipline on leverage and covenants for our investors.

Now, I’ll now turn it to my colleague, Bryan High, who leads our Special Situations team, to outline our wide frame of investment reference, as it relates to our cross-platform opportunities. Bryan.

Bryan High
Thank you, Ian. I’ll continue where Ian left off and further accentuate the benefits of choice that a scaled asset manager like Barings sees, across the investment landscape.

Many of you are familiar with the term cross platform investments, which encompasses our non-middle market lending, or special situation centric investments.

On a trailing twelve-month basis, Barings cross-platform investments totaled $226 million with an average spread relative to liquid market indices at 714 basis points.

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These results are inclusive of our joint ventures and special situation opportunities, as well as our strategic investment in the asset-based lending space, with the acquisition of Eclipse Business Capital, which we highlighted on our last earnings call.

Overall, we believe that the investment choice and uncorrelated return offered by the BDC through our cross-platform investments remains a key differentiator for the combined Sierra- Barings BDC in this lending environment.

As outlined on Slide 26 where we list the top 10, cross platform investments are projected to generate 19% of revenue pro forma for the investment in Eclipse Business Capital. In addition to investment income, the roughly $310 million of fair value of our cross-platform investments is valued at a roughly $20 million gain to its cost, which provides further uplift to Net Asset Value.

In a comment similar to Ian’s, our team continues to see attractive cross platform investment opportunities, ranging from infrastructure investments to asset-based loans. These complement our core middle market lending investment profile at Barings BDC and, also, provide Barings BDC with enhanced diversification and product choice, when compared to other middle market lenders.

The increased scale resulting from the Sierra-Barings BDC combination allows for additional capital and financial flexibility to invest in these opportunities to drive strong risk adjusted returns.

And now, I’ll turn it back over to Bock. Jon.

Jonathan Bock
Thanks Bryan. Slide 28 provides a detailed summary of the benefits of the proposed transaction in both the category of scale, such as increased liquidity and diversification, as well as in the category of ROIC, such as improved cost synergies and NOI and NAV accretion.

Let me finish with Slide 29. And I’d be remiss if I didn’t recall a lesson from my prior career, as a sell side analyst in BDCs. Here you can see Barings BDC’s historical path, as it relates to historical dividend yield at NAV and price to NAV valuation, compared to the BDC industry.

What investors will notice is a slow and steady climb in both dividends and price to NAV, consistent with our ‘boring is beautiful’ investment style.

Our unique focus on investor alignment allows us to offer an attractive dividend distribution, without the temporary need for base or incentive fee waivers.

And most importantly, our steady and deliberate focus on increasing our dividend distribution to meet our hurdle rate, which is now 8.25%, drives an improved long-term stock valuation.

In my years in the BDC space, investors and analysts know that the steady, consistent, and aligned investment performance drives the best possible investor return outcome, over the long term.
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We believe this transaction offers those traits, as all shareholders benefit from a larger, more scaled combined company with strong competitive advantages, shareholder alignment, and the resources provided by Barings LLC.

So in closing, I want to thank the Sierra Special Committee for their confidence in us.

And on behalf of Barings BDC team, we appreciate your time and interest, today. We’d be happy to take your questions and please understand that we may be limited in some answers, due to the upcoming proxy filing.

And with that, operator, gladly open the line for questions.

Operator
Thank you. The floor is now open for questions. If you would like to ask a question, please press “*”, “1” on your telephone keypad, at this time. A confirmation tone will indicate your line is in the question queue.

You may press “*”, “2” if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset, before pressing the star keys.

In the interest of time, we do ask that you please limit yourself to one question and one follow up. Again, that is “*”, “1” to register a question, at this time.

Our first question, today, is coming from Finian O’Shea of Wells Fargo. Please go ahead.

Finian O’Shea
Hi, everyone, good morning. Congratulations on this announced agreement and appreciate the manager support.

First question on that matter, this is effectively the third BDC that you will be--would be bringing under the umbrella.

Can you talk at a high level, if you view or strive to see Barings as a consolidator in this space and, if so, what the potential opportunity still out there is for you?

Jonathan Bock
Fin, this is Bock. I’ll take that question. So, in terms of industry consolidation, that’s not the end goal. The end goal is to make smart investments.

And so, if you think of the past two BDCs, what we would have entered into agreements on, both had--were selling below book value. Both were under-levered. And in an environment where credit is, effectively, salutary and performing, those can be very attractive investments, purchasing items at a discount, when the market trades at par, plus.

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So, happy to stay where we are. There’s no philosophy of just getting big. The goal is to always focus on big enough but recognize, at the end of the day, it’s about investor return.

So, where we both are smart investments, you could expect us to do more, if more available, but there are, also, very few of these types of transactions that come to market.

Finian O’Shea
Got it, makes sense. And just a follow up for, perhaps, Ian and Bryan. On the Sierra portfolio, it looks like there’s some more liquid or structure product type stuff. But the mainstay of Sierra looks like a lower middle market club book.

Do you see opportunity on the portfolio side to, perhaps, become the primary lender for a lot of companies here, or is this something you would more actively seek to rotate out of and into the sponsors and names you’re more familiar with?

Ian Fowler
Thanks, Fin it’s Ian. So, I’ll start and then, I’ll throw it over to Bryan. So, the short answer is, both.

I think, when you look at this portfolio and as Jon said, again, we’re looking at this in terms of being a smart investment. It’s a diversified pool of loans.

As you said, there’s a fair amount of middle market club deals in this portfolio, not a lot of overlap with us. But it’s in a market that we know, and we know the players. And so, we feel very comfortable about these types of transactions.

And so, if you just look at the general market, right now, with how quickly things are prepaying and recycling, and we’ve definitely seen that with MDC, we expect the same thing to happen, here. And so, that’ll give us an opportunity on a deal-by-deal basis.

We like the asset. Now that we’re in, we can actually play to win and leave the financing, likely, to the next sponsor. And for those that we want to rotate out of, then we’ll let them go, and we’ll be able to re-deploy that capital in our foundational strategy of ‘boring is beautiful’.

And the other thing, strategically, is increasing the size of the BDC allows us to increase our whole sizes, too, which is a competitive advantage.

So, those are the benefits that we see. And I’ll toss it over to Bryan to make some additional comments.

Bryan High
I think Ian hit all the relevant points, there. There’s not a whole lot to add other than I would say the portfolio, we did a deep dive on the individual names within the portfolio, but we look forward to learning more about these credits, over time.

And as Ian said, if they fit our investment profile on a go forward, we would be excited to continue lending to these companies.
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Ian Fowler
And Fin, you briefly mentioned--you briefly mentioned structure, some of the structured credit that they have in there, if you reference Page 8 of our investor deck, we have over $20 billion under management structured credit.

It’s something we’re very familiar with, we’ve been doing for many, many years. A really deep team on that, so, it’s part of the due diligence that team was able to review that part of the portfolio, also.

Finian O’Shea
Great, thank you, everybody.

Operator
Thank you. Our next question is coming from Ryan Lynch of KBW. Please go ahead.

Ryan Lynch
Hey, good morning. Thanks for taking my questions and congrats on the merge wrestling, the way this is structured with both the cash paying it from the manager, as well as the Credit Support Agreement, in the end, another unique way that you guys are structuring mergers. This is really positive to the space.

My first question, though, has to do with Sierra’s portfolio. Obviously, from a historical standpoint, that portfolio is multiple medley platform has struggled, significantly, from the credit standpoint.

So, can you just walk us through the due diligence that you all performed and how you guys got comfortable with the credit risk in those assets?

Obviously, BBDC shareholders have an additional layer of protection with the Credit Support Agreement, but just walk through your due diligence that you guys performed and the level of comfort you guys have around that portfolio.

Jonathan Bock
I’ll start with one item, as it relates to overlap, and then toss it to Bryan, which to say, Ryan, the level of overlap of like true direct origination opportunities with a sister BDC managed by the same advisor is relatively low.

And in fact, what you find is there was a level of club debt participation, as Ian kind of outlined, where you can easily understand and underwrite and also find that there is a high degree of quality.

But Bryan, as it relates to the underlying portfolio and trends, maybe there would be some additional color to offer both on the diligence process and the differentiation between some direct, as well as you call it club debt that existed as a result of the fact that this was a private BDC.

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Bryan High
Sure, in terms of the diligence, I think first, Ryan, you were right to point out the credit support, which is very relevant to this conversation.

But in terms of our diligence, there was 122 issuers in the portfolio. We worked with the team, closely, and Sierra’s team did an excellent job walking us through each portfolio company and understanding the underlying risks of those portfolio companies.

And then, based on a profile that we sort of categorized each investment, we did deeper dives, depending on the level of stress or distress in some of those situations.

And so, we feel like we have a pretty good grasp on what the underlying risks are, within those situations. And we have strategies outlined, in terms of what we would like to do, going forward, in working out some of those investments.

I would say, generally speaking, as Jon was alluding to, the level of risk in terms of assets within the portfolio was not, necessarily, what we would have expected, going in. And we were pleasantly surprised to sort of get a view, in terms of the underlying risk of--risk profile of the overall portfolio.

So, we do think that there is a pretty decent chunk of the portfolio that’s what I would say is sort of regular way down the middle of the fairway credit opportunities with a normal middle market lending profile.

And of course, there are some troubled assets in the portfolio that we’ll have to deal with. But we think that we’ve priced our purchase of this portfolio at a level that builds in a little bit of flexibility.

And there are some assets, frankly, that we think there’s some upside in the portfolio, as well.

Ryan Lynch
Okay, that’s helpful. And then, my follow up, Sierra has a senior loan JV that’s pretty sizable, although, it has a pretty meaningful write down to its fair value. So, I assume that it’s probably not been the strongest performing asset that you guys, obviously, have multiple JVs and are very familiar with that.

Do you guys have any preliminary thoughts on what you guys would like to do with Sierra’s JV that you guys will be taking over?

Jonathan Bock
So, we’ll want to continue to ensure that we have proper discussions with the JV partner, Ryan, but I’d argue that this is a good generator of return.

Sometimes, the volatility, as it relates to perhaps some of the losses relative to cost might have been tied a little bit more to the type of collateral and what you went through, meaning, has a heavy liquid focus that went through a level of COVID volatility and so, that is what it is.

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But long-term, we do like to manage these types of strategies. And we can find that there would be a place for it. Granted, we would always do so in consultation with the joint venture partner.

Ryan Lynch
Okay, understood. I appreciate the time, today.

Jonathan Bock
Thanks, Ryan.

Operator
Thank you. Our next question is coming from Robert Dodd of Raymond James. Please go ahead.

Robert Dodd
Hi, guys, and yeah, congratulations on another transaction. I feel like I should--like Queen, “another one bites the dust’ in the background.

But from the investment grade that you talked about, obviously, any--or issuance. What should we expect on that front? Obviously, you’ve gotten Moody’s rating. Other plans to get the other two, there does seem to be some evidence that having S&P, in particular, might want to have some benefits.

So, what’s the timeline and expectations of structure on that? Obviously, it’s a little speculative, right, and it’s longer term into next year. But what should we expect for unsecured, as a definitive niche, on the new structure, and are you looking to expand the number of--not meaning to insult someone--but top tier credit ratings?

Jonathan Bock
Sure. We would, most definitely, look to expand the ratings profile and angle.

You’d also expect us to see an increase in the level of unsecured debt, as a part of the capital structure and just a notable development that we’ve all seen that also--I know you’ve mentioned, Robert, in your research, and others--is you’re finding unsecured levels, in terms of spread on par with that of where folks borrow on a senior secured basis.

And that shouldn’t be lost on anybody in the BDC space, based on the importance of having that as a part of your financing strategy.

You can expect to increase terms of timing. Always hard to predict the timing of ratings, releases, etc., but you can expect a level of sooner, rather than later, based on the attractive environment to finance oneself with this type of financing structure in the future.

Robert Dodd
Got it. Thank you. And is there any--should we expect any change of target leverage for the overall business, once this transaction is complete, either in the short-term or the Sierra (INAUDIBLE) or on the books, or in the longer term, once all that’s rotated to your desired mix?

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Jonathan Bock
No, you can expect us to stay at 1.25 times. We believe that profile, even with a higher mix of unsecured debt, is the proper one, and you’ll see us continue to stick by it.

Robert Dodd
Got it. Thank you. And again, congratulations. NII, NAV accretion is a pretty good outcome for shareholders. Thank you.

Jonathan Bock
Thanks, Robert.

Bryan High
Thanks, Robert.

Operator
Thank you. Our next question is coming from Casey Alexander of Compass Point. Please go ahead.

Casey Alexander
Hi, good morning. I have three questions. I’ll give them all to you, at once. One is, can you put better specificity on the NAV accretion that you’re projecting 4% and the components of where that’s coming from?

Two, what percentage of the Sierra portfolio is, currently, non-performing?

And three, the performing portion of Sierra’s portfolio, what is its average price, relative to its par value?

Jonathan Bock
Price relative to par, I’m going to make sure that I have the confirmed here. So, I’ll have that for you in a moment.

On the first one, Casey, so on a pro forma basis that relates to non-accruals, I think a combined portfolio would be, roughly, 5%, as it relates to non-accruals, in total, pro forma for everyone.

And then, previously, Casey, your first question is also getting the cost on; what was the first one?

Casey Alexander
The first one was more specificity around the components that relate to your 4% NAV accretion guidance.

Jonathan Bock
Got you-got you. So, you’d find that a healthy percentage of that increase comes from the value added of the CSA, which we’ve had experience in valuing others, in the past, and that expected improvement.

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And then also, given Bryan’s commentary, as it relates to the underlying health of the portfolio, things have been, and you imagine as we entered into an agreement, things have gotten better, relative to our expectations.

So, there’s additional up-side. I’d say the majority comes from the CSA. So, we’re not going to discount the fact that we’ve been pleasantly surprised and likely, would expect to be on the value of a certain investments in the portfolio.

Casey Alexander
Okay, thank you.

Jonathan Bock
Thanks.

Operator
One moment, please, while we pull for any additional questions.

Jonathan Bock
I think we’ve got one last one, Donna, and that’ll be it.

Operator
It’s coming from Kyle Joseph of Jeffries. Please go ahead. Kyle, your line is live. Sure you’re not muted?

Kyle Joseph
Oh yeah apologies. Let me echo everyone’s congratulations-exciting deal. Most of my questions have been answered.

But just really wanted to talk about kind of the bidding process and how Barings differentiated itself in this process. How were you guys able to win this transaction?

Jonathan Bock
I’d probably say that’s a great question for a thrilling read of a combined proxy statement. But I would argue, what we believe are key differentiators for us in the marketplace and whether it’s for an investor, or for a potential merger candidate, sometimes, those key themes that we put forth often are seen as differentiators for the company, overall.

And one key focus here was the level of alignment offered in the focus of our fee structure, our credit support, our repurchases and, more importantly, the cash payment that comes from an external manager allowing the combined entity to, effectively, purchase and merge in a portfolio at a discounted valuation. So, that’s good for BBDC shareholders.

But at the same time, target shareholders receive a price above net asset value, which is also important for them.

That alignment point is one that we believe, over time, continues to separate the industry. It’s important and it will continue. And in our view, that gets weighted, heavily.
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That being said, the proxy statement will lay out the competitiveness of the process and it’s a thrilling will read with a glass of wine, I would imagine.

Kyle Joseph
Thanks very much and really anticipating reading it. Thanks, guys.

Jonathan Bock
Thanks, Kyle

Operator
Thank you. At this time, I’d like to turn the floor back over to Mr. Lloyd for closing comments.

Eric Lloyd
Just want to finish by saying thank you for everybody, for dialing in, for the Sierra shareholders, in particular, for you dialing in to hear about the Barings platform and what we believe we’re going to offer in this transaction to our current shareholders, as well as the perspective shareholders, going forward.

Our thanks to the Sierra Special Committee for their support in this transaction, and we look forward to, hopefully, closing this transaction the first quarter of 2022.

And with that, we will wrap up. Thank you, everybody. Stay positive and stay safe out there.

Operator
Ladies and gentlemen, thank you for your participation. This concludes today’s event. You may disconnect your line, at this time. And enjoy the rest of your day.

Forward-Looking Statements
This transcript contains “forward-looking statements,” which are statements other than statements of historical facts, are not guarantees of future performance or results of Barings BDC, Sierra, or, following the Transaction, the combined company, and involve a number of risks and uncertainties, including statements regarding the completion of the proposed Transaction. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by Barings BDC or Sierra with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement (as defined below), when such documents become available. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Transaction closing, (ii) the expected synergies and savings associated with the Transaction, (iii) the expected elimination of certain expenses and costs due to the Transaction, (iv) the percentage of Sierra’s stockholders voting in favor of the Transaction, (v) estimates of the combined company’s net investment income or NAV accretion , (vi) the possibility that competing offers or acquisition proposals for Sierra will be made; (vii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived; (viii) risks related to diverting the attention of Barings BDC's management or Sierra's management from ongoing business operations, (ix) the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense and liability, (x) the future operating results of the combined company or Barings BDC’s, Sierra’s or the combined company’s portfolio companies, (xi) regulatory approvals and other factors, (xii) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which Barings BDC and Sierra invest, (xiii) changes to the form and amounts of Sierra’s tax obligations, (xiv) fluctuations
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in the market price of Barings BDC’s common stock, (xv) the Transaction’s effect on the relationships of Barings BDC or Sierra with their respective investors, portfolio companies, lenders and service providers, whether or not the Transaction is completed, (xvi) the reduction in Barings BDC’s stockholders’ and Sierra’s stockholders’ percentage ownership and voting power in the combined company, (xvii) the challenges and costs presented by the integration of Barings BDC and Sierra, (xviii) the uncertainty of third-party approvals, (xix) the significant Transaction costs, (xx) the restrictions on Barings BDC’s and Sierra’s conduct of business set forth in the definitive merger agreement and (xxi) other changes in the conditions of the industries in which Barings BDC and Sierra invest and other factors enumerated in Barings BDC’s and Sierra’s filings with the SEC. You should not place undue reliance on such forward-looking statements, which are and will be based upon Barings BDC management’s and Sierra management’s respective then-current views and assumptions regarding future events and operating performance, and speak only as of the date any such statement is made. Neither Barings BDC nor Sierra undertakes any duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.
Additional Information and Where to Find It
This communication relates to a proposed business combination involving Barings BDC and Sierra, along with related proposals for which stockholder approval will be sought (collectively, the "Proposals"). In connection with the proposed Transaction, Barings BDC and Sierra plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the "Proxy Statement"), and Barings BDC plans to file with the SEC a registration statement on Form N-14 (the "Registration Statement") that will include the Proxy Statement and a prospectus of Barings BDC. The Proxy Statement and the Registration Statement will each contain important information about Barings BDC, Sierra, the proposed Transaction and related matters. STOCKHOLDERS OF EACH OF BARINGS BDC AND SIERRA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BARINGS BDC, SIERRA, THE TRANSACTION AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov and, for documents filed by Barings BDC, from the Barings BDC website at http://www.baringsbdc.com or for documents filed by Sierra, from the Sierra website at http://www.sierraincomecorp.com.
Participants in the Solicitation
Barings BDC and Sierra and their respective directors, executive officers and certain other members of management and employees of Barings LLC, SIC Advisors LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of Barings BDC and Sierra in connection with the Proposals. Information about the directors and executive officers of Barings BDC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 26, 2021. Information about the directors and executive officers of Sierra is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 28, 2021. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Barings BDC’s and Sierra’s stockholders in connection with the Proposals will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when such documents become available. Investors should read the Proxy Statement and Registration Statement carefully and in their entirety when they become available before making any voting or investment decisions. These documents may be obtained free of charge from the sources indicated above.
No Offer or Solicitation
This transcript is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in Barings BDC, Sierra or in any fund or other investment vehicle. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.
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